Exhibit 99.3

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Earnings

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2017	2016	2017	2016
Revenues	5	$421,250	$495,915	$1,419,346	$1,560,851

Direct costs, selling, general and administration	6	340,375	415,919	1,165,954	1,294,566
Depreciation and amortization		24,049	25,981	75,211	76,699
Foreign exchange gain		(4,674)	(2,292)	(17,602)	(2,779)
Share-based compensation expense (recovery)	11	6,572	(3,034)	15,642	24,502
Other expense	7	13,021	—	60,217	7,818

Earnings before interest and income taxes		41,907	59,341	119,924	160,045
Finance income		(65)	(53)	(233)	(308)
Finance expense		13,960	11,436	42,673	36,323

Earnings before income taxes		28,012	47,958	77,484	124,030
Income tax expense		13,143	6,201	30,886	16,318

Net earnings		$14,869	$41,757	$46,598	$107,712

Net earnings per common share:
Basic	10	$0.41	$1.15	$1.28	$2.96
Diluted	10	0.41	1.12	1.28	2.92

See accompanying notes to condensed consolidated interim financial statements.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net earnings	$14,869	$41,757	$46,598	$107,712

Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	(41,800)	9,694	(79,910)	(62,959)
Net gain (loss) on hedge of net investment in foreign operations (net of income taxes of nil and income tax recovery of $83 for the three months ended September 30, 2017 and 2016, respectively; and net of income tax expense of $144 and $740 for the nine months ended September 30, 2017 and 2016, respectively)	—	(775)	1,625	8,458
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $889 and income tax recovery of $321 for the three months ended September 30, 2017 and 2016, respectively; and net of income tax expense of $1,453 and $175 for the nine months ended September 30, 2017 and 2016, respectively)	1,124	(4,973)	(2,768)	(22,525)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $98 and $114 for the three months ended September 30, 2017 and 2016, respectively; and net of income tax recovery of $1,702 and $539 for the nine months ended September 30, 2017 and 2016, respectively)	997	2,525	(6,496)	(2,915)
Net change in fair value of available-for-sale financial assets (net of income tax recovery of $4 and income tax expense of $12 for the three months ended September 30, 2017 and 2016, respectively; and net of income tax expense of $5 and $13 for the nine months ended September 30, 2017 and 2016, respectively)	(25)	81	33	84

Other comprehensive income (loss), net of income taxes	(39,704)	6,552	(87,516)	(79,857)

Comprehensive income (loss)	$(24,835)	$48,309	$(40,918)	$27,855

See accompanying notes to condensed consolidated interim financial statements.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Balance Sheets

(Unaudited)

(In thousands of Canadian dollars)

	Note	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents		$13,460	$18,991
Trade and other receivables		267,004	310,326
Financial assets, other		78,803	86,912
Construction contract assets		177,145	114,567
Inventories		132,320	130,984
Non-financial assets		123,792	166,704
Current tax assets		79,590	66,141

		872,114	894,625

Non-current assets:
Orbital receivables		523,894	561,813
Financial assets, other		72,641	81,774
Inventories		6,662	7,168
Non-financial assets		20,247	5,717
Deferred tax assets		17,393	20,076
Property, plant and equipment		457,287	483,332
Intangible assets		428,384	445,238
Goodwill		880,674	939,174

		2,407,182	2,544,292

		$3,279,296	$3,438,917

Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$—	$24,097
Trade and other payables		254,921	249,791
Current tax liabilities		61,091	55,457
Financial liabilities, other		20,418	23,281
Provisions		5,654	6,301
Employee benefits		86,239	119,968
Non-financial liabilities		23,380	17,303
Construction contract liabilities		318,538	393,403
Securitization liability		20,317	19,964
Current portion of long-term debt	8	2,535	136,811

		793,093	1,046,376
Non-current liabilities:
Financial liabilities, other		18,162	20,661
Provisions		44,974	44,508
Employee benefits		303,544	319,718
Non-financial liabilities		16,569	21,184
Deferred tax liabilities		15,249	15,193
Securitization liability		117,385	142,733
Long-term debt	8	879,324	669,796

		2,188,300	2,280,169

Shareholders’ equity:
Share capital	9	530,712	524,851
Contributed surplus		46,695	38,949
Retained earnings		316,589	310,432
Accumulated other comprehensive income		197,000	284,516

		1,090,996	1,158,748

		$3,279,296	$3,438,917

Subsequent events (note 14)

See accompanying notes to condensed consolidated interim financial statements.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Change in Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars)

Nine months ended September 30, 2017

				Accumulated other comprehensive income
	Share capital	Contributed surplus	Retained earnings	Net gain (loss) on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value gains on available- for-sale financial assets	Actuarial gains on defined benefit pension plans and other post-retirement benefit plans	Total accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as at January 1, 2017	$524,851	$38,949	$310,432	$(34,102)	$298,352	$7,424	$948	$11,894	$284,516	$1,158,748
Common shares issued under employee share purchase plan	4,390	—	—	—	—	—	—	—	—	4,390
Common shares issued upon exercise of share-based compensation awards	1,471	(1,471)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	9,217	—	—	—	—	—	—	—	9,217
Dividends	—	—	(40,441)	—	—	—	—	—	—	(40,441)
Comprehensive income (loss)	—	—	46,598	1,625	(79,910)	(9,264)	33	—	(87,516)	(40,918)

Balance as at September 30, 2017	$530,712	$46,695	$316,589	$(32,477)	$218,442	$(1,840)	$981	$11,894	$197,000	$1,090,996

Nine months ended September 30, 2016

				Accumulated other comprehensive income
	Share capital	Contributed surplus	Retained earnings	Net gain (loss) on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value gains on available- for-sale financial assets	Actuarial gains on defined benefit pension plans and other post-retirement benefit plans	Total accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as at January 1, 2016	$510,544	$37,786	$224,560	$(40,484)	$333,240	$18,190	$888	$22,982	$334,816	$1,107,706
Common shares issued under employee share purchase plan	4,068	—	—	—	—	—	—	—	—	4,068
Common shares issued upon exercise of share-based compensation awards	8,346	(8,346)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	7,344	—	—	—	—	—	—	—	7,344
Dividends	—	—	(40,294)	—	—	—	—	—	—	(40,294)
Comprehensive income (loss)	—	—	107,712	8,458	(62,959)	(25,440)	84	—	(79,857)	27,855

Balance as at September 30, 2016	$522,958	$36,784	$291,978	$(32,026)	$270,281	$(7,250)	$972	$22,982	$254,959	$1,106,679

See accompanying notes to condensed consolidated interim financial statements.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars)

			Three months ended September 30,		Nine months ended September 30,
	Note		2017	2016	2017	2016
Cash flows provided by (used in):
Operating activities:
Net earnings			$14,869	$41,757	$46,598	$107,712
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment			10,436	11,293	32,336	33,960
Amortization of intangible assets			13,613	14,688	42,875	42,739
Share-based compensation expense (recovery) 11			6,572	(3,034)	15,642	24,502
Finance income			(65)	(53)	(233)	(308)
Finance expense			11,310	8,368	33,660	26,746
Foreign exchange loss (gain)			(353)	1,078	(12,906)	5,927
Income tax expense			13,143	6,201	30,886	16,318
Income taxes paid			(2,188)	(2,801)	(5,161)	(10,837)
Income taxes recovered			5,621	2,417	7,667	4,558
Changes in operating assets and liabilities	13	(a)	(31,569)	(103,019)	(141,113)	(194,757)

Cash provided by (used in) operating activities			41,389	(23,105)	50,251	56,560

Investing activities:
Purchase of property, plant and equipment			(8,660)	(13,393)	(35,885)	(32,136)
Purchase/development of intangible assets			(17,897)	(21,567)	(56,539)	(57,082)
Disposal of short-term investments			69	39	128	136
Decrease in restricted cash			1,474	359	9,872	658
Interest received on short-term investments and other			65	53	234	308

Cash used in investing activities			(24,949)	(34,509)	(82,190)	(88,116)

Financing activities:
Proceeds from (repayment of) revolving loan facility and other long-term debt			36,363	(844)	288,088	(18,225)
Repayment of 2017 Term Notes	8		—	—	(131,870)	—
Repayment of 2024 Term Notes	8		—	—	(13,492)	—
Interest paid on long-term debt			(11,622)	(7,993)	(32,888)	(26,574)
Proceeds from revolving securitization facility	8		—	90,758	—	90,758
Settlement of securitization liability, including interest			(6,384)	—	(20,910)	—
Repayment of interest free government assistance			(321)	(321)	(963)	(856)
Proceeds from issuance of common shares issued under employee share purchase plan			928	1,074	3,731	3,457
Payment of dividends	9		(13,488)	(13,451)	(40,441)	(40,294)

Cash provided by financing activities			5,476	69,223	51,255	8,266

Increase (decrease) in cash and cash equivalents			21,916	11,609	19,316	(23,290)
Effect of foreign exchange on cash and cash equivalents			(932)	536	(750)	(4,275)
Cash and cash equivalents, beginning of period	13	(b)	(7,524)	1,847	(5,106)	41,557

Cash and cash equivalents, end of period	13	(b)	$13,460	$13,992	$13,460	$13,992

See accompanying notes to condensed consolidated interim financial statements.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

1.	General business description:

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a Canadian corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Subsequent to September 30, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s office is located at 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada. Maxar is a global communications and information company providing operational solutions to commercial and government organizations worldwide. Maxar’s business is focused on markets and customers with strong repeat business potential. In addition, the Company conducts a significant amount of advanced technology development.

2.	Basis of preparation:

The unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2016. These condensed consolidated interim financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report.

Certain immaterial amounts at the prior year-end related to inventory have been reclassified to conform with the balance sheet presentation adopted in the current year.

These condensed consolidated interim financial statements were approved for issuance by the Company’s Board of Directors on November 2, 2017.

3.	Change in accounting policy:

Amendments to IAS 7 - Statement of Cash Flows

On January 1, 2017, the Company adopted the amended version of IAS 7 - Statement of Cash Flows. The amendments require disclosures to evaluate changes in liabilities arising from financing activities, including both cash flow and non-cash changes. These amendments do not have a material impact on the condensed consolidated interim financial statements. The Company is not required to include the additional disclosures in its condensed consolidated interim financial statements and will disclose this information prospectively in its annual consolidated financial statements for the year ended December 31, 2017.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

4.	New standards and interpretations not yet adopted:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

Based on a preliminary analysis, the Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model. The Company anticipates that its method for accounting for contract loss provisions will change. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, would exceed total contract revenues. Previously, the Company recognized a contract loss provision if it became probable that total contract costs, including allocated overheads, exceeded total contract revenues. The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized. The Company continues to assess whether there will be a change in the timing of revenue recognition relating to identification of performance obligations as well as the accounting for customer options, contract modifications, variable consideration, and financing elements within a contract.

The Company is continuing its review of all significant construction and service contracts in place and is in the process of quantifying the amount of adjustments that may be applicable to onerous contracts in addition to adjustments, if any, that may be required relating to the application of other aspects of IFRS 15. In addition, the Company is assessing the new disclosure requirements and any changes that may be required to systems and processes to prepare the new disclosures. The Company will complete its accounting analysis, quantification of adjustments and revisions to disclosures relating to revenue recognition under IFRS 15 during the fourth quarter of 2017.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

4.	New standards and interpretations not yet adopted (continued):

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted.

The Company has completed its initial review of the new standard and has identified a limited number of potential differences. In particular, the Company is reviewing its current process for managing orbital receivables, changes in hedge accounting requirements and how they relate to foreign exchange risk management strategies and its process for managing and estimating provisions for credit losses on trade and orbital receivables. At this stage, the Company continues to assess the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

5.	Revenue and segmented information:

The Company’s business is organized into market sectors based on its products and services and has two reportable operating segments: (i) Communications; and (ii) Surveillance and Intelligence.

Segmented information is prepared using the accounting policies described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts. For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company measures the performance of each segment based on revenue and operating EBITDA. Operating EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization adjusted for items that management does not consider when evaluating segment performance including certain corporate expenses, foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

5.	Revenue and segmented information (continued):

The following table summarizes the operating performance of the reporting segments:

Three months ended September 30, 2017	Communications	Surveillance and Intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$255,971	$165,279	$—	$421,250
Internal revenue	1,363	1,156	(2,519)	—

	257,334	166,435	(2,519)	421,250

Segment earnings:
Operating EBITDA	42,969	46,933	—	89,902
Depreciation and amortization	11,412	2,615	—	14,027

	31,557	44,318	—	75,875

Capital expenditures:
Property, plant and equipment	8,311	1,133	—	9,444
Intangible assets	15,644	2,253	—	17,897

	23,955	3,386	—	27,341

Three months ended September 30, 2016	Communications	Surveillance and Intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$354,844	$141,071	$—	$495,915
Internal revenue	570	1,181	(1,751)	—

	355,414	142,252	(1,751)	495,915

Segment earnings:
Operating EBITDA	58,228	26,046	—	84,274
Depreciation and amortization	12,568	2,335	—	14,903

	45,660	23,711	—	69,371

Capital expenditures:
Property, plant and equipment	12,924	1,225	—	14,149
Intangible assets	20,451	1,116	—	21,567

	33,375	2,341	—	35,716

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

5.	Revenue and segmented information (continued):

Nine months ended September 30, 2017	Communications	Surveillance and Intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$920,355	$498,991	$—	$1,419,346
Internal revenue	3,477	3,726	(7,203)	—

	923,832	502,717	(7,203)	1,419,346

Segment earnings:
Operating EBITDA	134,649	138,732	—	273,381
Depreciation and amortization	35,710	8,134	—	43,844

	98,939	130,598	—	229,537

Capital expenditures:
Property, plant and equipment	34,158	4,151	—	38,309
Intangible assets	52,429	4,110	—	56,539

	86,587	8,261	—	94,848

Nine months ended September 30, 2016	Communications	Surveillance and Intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$1,119,351	$441,500	$—	$1,560,851
Internal revenue	2,991	2,448	(5,439)	—

	1,122,342	443,948	(5,439)	1,560,851

Segment earnings:
Operating EBITDA	173,851	104,023	—	277,874
Depreciation and amortization	37,361	7,000	—	44,361

	136,490	97,023	—	233,513

Capital expenditures:
Property, plant and equipment	31,521	2,795	—	34,316
Intangible assets	54,165	2,917	—	57,082

	85,686	5,712	—	91,398

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

5.	Revenue and segmented information (continued):

Reconciliation to earnings before income taxes:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Segment earnings	$75,875	$69,371	$229,537	$233,513
Corporate expenses	(4,884)	(3,945)	(16,176)	(12,359)
Amortization of acquisition related intangible assets	(10,022)	(11,078)	(31,367)	(32,338)
Foreign exchange differences	531	1,959	13,789	3,549
Share-based compensation recovery (expense) (note 11)	(6,572)	3,034	(15,642)	(24,502)
Finance income	65	53	233	308
Finance expense	(13,960)	(11,436)	(42,673)	(36,323)
Other expense (note 7)	(13,021)	—	(60,217)	(7,818)

Earnings before income taxes	$28,012	$47,958	$77,484	$124,030

The Company’s primary sources of revenue are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Construction contracts	$348,474	$430,599	$1,199,835	$1,349,316
Services	72,776	65,316	219,511	211,535

	$421,250	$495,915	$1,419,346	$1,560,851

Revenue from construction contracts includes orbital income of $11,262,000 for the three months ended September 30, 2017 (2016 - $11,430,000) and $34,750,000 for the nine months ended September 30, 2017 (2016 - $29,131,000).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

5.	Revenue and segmented information (continued):

The approximate revenue based on geographic location of customers is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenue:
United States	$200,242	$153,032	$556,304	$430,112
Asia	81,139	98,651	268,771	327,470
Canada	80,382	132,951	332,412	409,551
Europe	53,232	78,685	216,710	304,100
Australia	3,312	10,282	28,275	25,629
South America	636	21,738	10,547	62,181
Other	2,307	576	6,327	1,808

	$421,250	$495,915	$1,419,346	$1,560,851

Revenue from significant customers is as follows:
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Commercial:
Customer 1	$20,797	$63,049	$129,898	$191,315
Government:
U.S. Federal Government and agencies	$64,850	$27,461	$155,847	$93,496
Canadian Federal Government and agencies	55,953	65,000	187,301	203,959

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	September 30, 2017	December 31, 2016
United States	$1,597,139	$1,702,774
Canada	189,170	170,399
Europe	283	288

	$1,786,592	$1,873,461

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

6.	Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Employee salaries and benefits	$156,617	$176,290	$536,981	$546,067
Costs (recovery) related to defined benefit plans	(1,466)	(1,653)	4,054	5,363
Costs related to defined contribution plans	5,410	4,330	15,145	13,962
Inventories used	19,102	33,308	94,479	132,990
Subcontractor costs relating to construction and service contracts	90,262	133,303	351,916	391,054
Materials, equipment, professional fees, travel and other	70,450	70,341	163,379	205,130

Direct costs, selling, general and administration	340,375	415,919	1,165,954	1,294,566
Depreciation and amortization	24,049	25,981	75,211	76,699
Foreign exchange gain	(4,674)	(2,292)	(17,602)	(2,779)
Share-based compensation expense (recovery) (note 11)	6,572	(3,034)	15,642	24,502
Other expense (note 7)	13,021	—	60,217	7,818

	$379,343	$436,574	$1,299,422	$1,400,806

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

7.	Other expense:

The components of other expense are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Acquisition related expense (note 14(a))	$12,059	$—	$38,817	$—
Restructuring costs	962	—	21,400	—
Enterprise improvement costs	—	—	—	4,771
Executive compensation settlement	—	—	—	3,047

	$13,021	$—	$60,217	$7,818

The Company incurred restructuring costs of $962,000 and $21,400,000 for the three and nine months ended September 30, 2017, respectively, in connection with a restructuring program to reduce headcount and to implement efficiency initiatives aimed at reducing operating costs. The restructuring costs include severance for employee terminations of $862,000 and $15,415,000 for the three and nine months ended September 30, 2017, respectively, and consulting fee expenses of $100,000 and $5,985,000 for the three and nine months ended September 30, 2017, respectively. A provision of $760,000 has been recognized on the balance sheet for these costs as at September 30, 2017.

The Company recognized enterprise improvement costs of nil and $4,771,000 for the three and nine months ended September 30, 2016, respectively, for consulting fees in connection with its formal restructuring plan and comprehensive review of its satellite operations. A remaining provision of $615,000 (December 31, 2016 - $2,049,000) has been recognized on the balance sheet for these costs as at September 30, 2017.

In the second quarter of 2016, the Company recognized an executive compensation settlement of $18,347,000 to a related party. Of that amount, $15,300,000 was recorded as share-based compensation expense (note 11) and $3,047,000 was recorded as other expense.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

8.	Long-term debt:

	September 30, 2017	December 31, 2016

Syndicated credit facility:
Revolving loan payable in U.S. dollars (September 30, 2017 - U.S.$464,000; December 31, 2016 - U.S.$241,500)	$579,072	$324,262
Revolving loan payable in Canadian dollars	15,000	25,000

Senior term notes payable:
2024 Term Notes payable in U.S. dollars (September 30, 2017 - U.S.$226,103; December 31, 2016 - U.S.$236,287)	282,175	317,263
2017 Term Notes payable in U.S. dollars (September 30, 2017 - nil; December 31, 2016 - U.S.$100,000)	—	134,270

Financing fees	(500)	(570)

Obligations under finance leases	6,112	6,382

Total long-term debt	881,859	806,607

Current portion	(2,535)	(136,811)

Non-current portion	$879,324	$669,796

On February 22, 2017, the Company repaid in full at maturity $131,870,000 (U.S.$100,000,000) to settle the 2017 Term Notes payable.

On February 28, 2017, the Company repaid $13,492,000 (U.S.$10,184,000) of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement in the fourth quarter of 2016.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

9.	Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

Unlimited number of preferred shares, issuable in series, convertible to common shares

Common shares issued and fully paid:

	Number of shares	Amount
Balance as at January 1, 2016	36,227,952	$510,544
Common shares issued under employee share purchase plan	47,386	4,068
Common shares issued upon exercise of share-based compensation awards	78,028	8,346

Balance as at September 30, 2016	36,353,366	$522,958

	Number of shares	Amount
Balance as at January 1, 2017	36,378,278	$524,851
Common shares issued under employee share purchase plan	64,448	4,390
Common shares issued upon exercise of share-based compensation awards	10,346	1,471

Balance as at September 30, 2017	36,453,072	$530,712

For the three months ended September 30, 2017, the Company declared and paid a quarterly dividend of $0.37 per common share (2016 - quarterly dividend of $0.37). For the nine months ended September 30, 2017, the Company declared and paid three quarterly dividends totaling $1.11 per common share (2016 - $1.11).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

10.	Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards.

The following table outlines the calculation of basic earnings per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net earnings	$14,869	$41,757	$46,598	$107,712
Weighted average number of common shares outstanding	36,448,080	36,334,787	36,425,559	36,286,182
Deferred share units outstanding	70,088	68,017	65,868	73,241

Weighted average number of common shares outstanding - basic	36,518,168	36,402,804	36,491,427	36,359,423

Earnings per common shares - basic	$0.41	$1.15	$1.28	$2.96

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights.

The following table outlines the calculation of diluted earnings per common share:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net earnings - basic	$14,869	$41,757	$46,598	$107,712
Effect of potentially dilutive share appreciation rights	(6)	(946)	(25)	(924)

Net earnings - dilutive	$14,863	$40,811	$46,573	$106,788

Weighted average number of common shares outstanding - basic	36,518,168	36,402,804	36,491,427	36,359,423
Effect of potentially dilutive share appreciation rights	28,073	155,093	27,110	179,452

Weighted average number of common shares outstanding - diluted	36,546,241	36,557,897	36,518,537	36,538,875

Earnings per common share - diluted	$0.41	$1.12	$1.28	$2.92

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

10.	Earnings per common share (continued):

For the three and nine months ended September 30, 2017, 4,614,000 and 4,616,000 share appreciation rights (2016 - 2,034,276 and 2,043,310), respectively were excluded from the diluted weighted average number of ordinary shares outstanding calculation because their effect would have been anti-dilutive.

The average market value of the Company’s common shares for the purpose of calculating the dilutive effect of share-based compensation awards was based on quoted market prices for the period during the period in which the share-based compensation awards were outstanding.

11.	Share-based payment plans:

Total share-based compensation expense from all forms of share-based payment awards for the three and nine months ended September 30, 2017 was $6,572,000 and $15,642,000 (2016 - recovery of $3,034,000 and expense of $24,502,000), respectively. The details are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Share appreciation rights:
Cash-settled	$3,104	$(3,942)	$5,617	$1,187
Equity-settled	2,984	612	8,395	6,964
Deferred share units	271	126	822	380
Executive compensation settlement (note 7)	—	—	—	15,300
Share matching program	49	(20)	149	60
Employee share purchase plan	164	190	659	611

	$6,572	$(3,034)	$15,642	$24,502

As at September 30, 2017, the intrinsic value for vested cash-settleable share-based payment awards, being the positive difference between the market price of the Company’s share and the exercise price of the award, was $2,285,000 (December 31, 2016 - $3,115,000).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

12.	Financial instruments and fair value disclosures:

(a)	Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at September 30, 2017:

	Financial assets at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Loans and receivables	Available-for- sale financial assets	Other	Total carrying amount
Financial assets:

Current:
Cash and cash equivalents	$—	$—	$13,460	$—	$—	$13,460
Trade and other receivables:

Trade accounts receivable	—	—	196,536	—	—	196,536
Orbital receivables	—	—	31,297	—	—	31,297
Other receivables	—	—	5,480	—	33,691	39,171

	—	—	233,313	—	33,691	267,004
Financial assets, other:
Short-term investments	—	—	—	7,292	—	7,292
Notes receivable	—	—	47,987	—	—	47,987
Derivative financial instruments	9,859	3,215	—	—	—	13,074
Restricted cash	—	—	10,450	—	—	10,450

	9,859	3,215	58,437	7,292	—	78,803
Non-current:
Orbital receivables	—	—	523,894	—	—	523,894

Financial assets, other:
Notes receivable	—	—	21,808	—	—	21,808
Derivative financial instruments	3,320	2,115	—	—	—	5,435
Long-term Investments	—	—	—	32,713	—	32,713
Restricted cash	—	—	12,685	—	—	12,685

	3,320	2,115	34,493	32,713	—	72,641

As at September 30, 2017, long-term investments is comprised of an investment of $32,713,000 (December 31, 2016 - $32,713,000) in unquoted equity securities in which the Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(a)	Financial instruments by category (continued):

As at September 30, 2017 (continued):

	Financial liabilities at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Other financial liabilities	Total carrying amount
Financial liabilities:

Current:
Trade and other payables	$—	$—	$254,921	$254,921
Financial liabilities, other:
Non-trade payables	—	—	8,364	8,364
Derivative financial instruments	9,412	2,642	—	12,054

	9,412	2,642	8,364	20,418
Securitization liability	—	—	20,317	20,317

Long-term debt:
Obligations under finance leases	—	—	2,535	2,535

	—	—	2,535	2,535
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	14,868	14,868
Derivative financial instruments	2,255	1,039	—	3,294

	2,255	1,039	14,868	18,162
Securitization liability	—	—	117,385	117,385

Long-term debt:
Long-term debt	—	—	875,747	875,747
Obligations under finance leases	—	—	3,577	3,577

	—	—	879,324	879,324

In the first quarter of 2017, the Company de-designated the portion of the 2017 Term Notes and the foreign exchange forward sell contracts previously designated as a hedge of its net investment in certain U.S. subsidiaries. As at September 30, 2017, the Company had no remaining net investment hedges. As at December 31, 2016, the Company had designated 50% of its $134,270,000 (U.S.$100,000,000) 2017 Term Notes and $28,197,000 (U.S. $21,000,000) of foreign exchange forward sell contracts as a hedge of its investment in certain U.S. subsidiaries.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(b)	Fair value of financial instruments:

Financial instruments carried at amortized cost:

As at September 30, 2017 and December 31, 2016, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value. The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at September 30, 2017, was $878,745,000 (December 31, 2016 - $803,923,000) as compared to the carrying value of $875,747,000 (December 31, 2016 - $800,225,000). As at December 31, 2016, long-term debt included a portion designated as a net investment hedge which had a fair value of $67,363,000 and a carrying value of $67,135,000. The net investment hedge was de-designated in full on February 22, 2017. As at September 30, 2017 no portion of the debt was designated as a hedge. The fair value of obligations under finance leases approximates their carrying value.

As at September 30, 2017 and December 31, 2016, the carrying amount of assets pledged as collateral amounted to $1,966,313,000 and $2,118,986,000, respectively.

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(b)	Fair value of financial instruments (continued):

Financial instruments carried at fair value (continued):

September 30, 2017	Level 1	Level 2	Level 3	Total
Assets

Short-term investments	$7,292	$—	$—	$7,292
Derivative financial instruments	—	18,509	—	18,509

Total assets	$7,292	$18,509	$—	$25,801

Liabilities

Derivative financial instruments	$—	$15,348	$—	$15,348

During the quarter, no transfers occurred between Level 1 and Level 2 financial instruments.

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

(c)	Credit risk:

Trade accounts receivable, notes receivable and non-securitized orbital receivables include amounts totaling $141,526,000 at September 30, 2017 (December 31, 2016 - $113,325,000) due from two customers in the Communications segment who are in process of securing external project financing to fund their respective satellite construction contracts signed with the Company. Of this amount, at September 30, 2017, $2,298,000 (December 31, 2016 - $38,193,000) is included in trade accounts receivable that are past due. The Company has concluded that these receivables were not impaired at September 30, 2017.

The Company has also provided financial guarantee contracts to export credit agencies in the form of indemnities or letters of credit in partial support of selected satellite financings provided by the export credit agencies. If the financial guarantee contracts were called upon, the maximum value of the financial guarantee contracts as at September 30, 2017 would amount to $60,542,000 (U.S.$48,511,000) (December 31, 2016 - $52,831,000 (U.S.$39,350,000)).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

13.	Supplemental cash flow information:

(a)	Changes in operating assets and liabilities:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Trade and other receivables	$(24,236)	$(114,497)	$23,342	$(9,560)
Construction contract assets	(67,280)	21,213	(64,493)	71,913
Financial assets, other	(1,091)	(7,326)	(4,674)	(52,272)
Inventories	(5,835)	(3,979)	(10,990)	9,561
Current tax assets	(11,126)	(5,877)	(39,596)	(23,835)
Non-financial assets	(6,055)	8,453	18,980	323
Orbital receivables	18,148	(3,334)	(3,472)	(11,526)
Trade and other payables	(6,493)	21,950	23,970	(41)
Financial liabilities, other	6,000	(5,422)	584	(8,966)
Provisions	(3,903)	5,845	3,275	870
Construction contract liabilities	92,152	396	(60,923)	(151,741)
Employee benefits	(19,062)	(19,298)	(29,704)	(13,223)
Non-financial liabilities	(2,788)	(1,143)	2,588	(6,260)

	$(31,569)	$(103,019)	$(141,113)	$(194,757)

(b)	Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	September 30, 2017	December 31, 2016	September 30, 2016
Cash and cash equivalents	$13,460	$18,991	$22,478
Bank overdraft	—	(24,097)	(8,486)

	$13,460	$(5,106)	$13,992

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

14.	Subsequent events:

(a)	Acquisition of DigitalGlobe:

On October 5, 2017, the Company completed the previously announced acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) for a combination of equity and cash consideration totaling $2.9 billion (U.S.$2.3 billion). Headquartered in Denver, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis. Under the terms of the merger agreement with DigitalGlobe, each DigitalGlobe common share was exchanged for U.S.$17.50 in cash and 0.3132 common shares of the Company. In connection with the acquisition, the Company entered into a U.S.$3.75 billion credit facility (the “Financing”). The Financing consists of: (i) a four-year senior secured first lien revolving credit facility in an aggregate principal amount of U.S.$1.15 billion provided by a syndicate of banks, (ii) a four year senior secured first lien operating facility in an aggregate principal amount of U.S.$100 million provided by a syndicate of banks, (iii) a senior secured first lien term loan A facility in an aggregate principal amount of U.S.$500 million consisting of a U.S.$250 million tranche with a three year maturity and a U.S.$250 million tranche with a four year maturity provided by a syndicate of banks, and (iv) a seven year senior first lien term loan B facility in an aggregate principal amount of U.S.$2 billion from institutional investors. On October 5, 2017, the Company made an initial draw under the Financing of $3.9 billion (U.S.$3.2 billion) and used this amount, along with DigitalGlobe cash on hand, to acquire DigitalGlobe’s equity ($1.4 billion (U.S.$1.1 billion)), to refinance DigitalGlobe’s debt ($1.6 billion (U.S.$1.3 billion)), to refinance the Company’s debt ($0.9 billion (U.S.$0.7 billion)) and to pay transaction fees and expenses, fund working capital, and for general corporate purposes. The cash paid out at close excluded consideration due to dissenting DigitalGlobe preferred and common shareholders. As at October 5, 2017, the fair value of the liability to dissenting shareholders is estimated to be $0.1 billion (U.S.$0.1 billion).

For the three and nine months ended September 30, 2017, the Company incurred expenses of $12,059,000 and $38,817,000, respectively, for legal, tax, consulting and other acquisition and integration related costs in connection with the acquisition that were not contingent upon closing the transaction. On October 5, 2017, the Company expensed an additional $51,715,000 (U.S.$41,442,000) of transaction related costs for investment banking fees and other costs that were contingent upon closing. Further acquisition related expenses, including expenses related to integration planning, are expected to be incurred subsequent to October 5, 2017.

The following unaudited limited pro forma financial information has been presented based on the information available and the analysis management has been able to undertake at the time of issuance of these financial statements. Complete preliminary purchase price allocation and full pro forma financial information giving effect to the Company’s acquisition of

DigitalGlobe has not been presented in these financial statements since the valuation of assets acquired and liabilities assumed has not been completed by management due to the timing of the closing date relative to the date of issuance of these financial statements. Management currently anticipates that these preliminary valuations, including consideration

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

14.	Subsequent events (continued):

(a)	Acquisition of DigitalGlobe (continued):

of the income tax implications thereof, will be completed prior to the Company’s issuance of its fiscal 2017 annual consolidated financial statements and anticipates more comprehensive information being provided at that time.

The unaudited limited pro forma financial information does not include information regarding pro forma interest, depreciation, amortization or income tax expense as this information is dependent on the outcomes of the valuation processes, and therefore, is not available at this time. Accordingly, readers are cautioned that the limited information below does not constitute a complete pro forma statements of earnings, rather selected earnings statement information only based on information that is available at this time.

The unaudited limited pro forma financial information below gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial information of the Company and DigitalGlobe for the periods presented below. The DigitalGlobe information has been extracted from its accounting records as a separate set of consolidated financial statements prepared in accordance with US GAAP has not been issued. This unaudited limited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the proposed acquisition had been completed at the beginning of the year for the period presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date. This unaudited limited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this limited pro forma financial information.

Unaudited limited pro forma financial information:

($ millions)	Maxar IFRS CAD	DigitalGlobe
Three months ended September 30, 2017		US GAAP USD	US GAAP CAD	IFRS Adjustments CAD (Note 1)	Pro Forma Adjustments CAD (Note 2)	Pro Forma Combined CAD
Revenue	$421.3	$222.9	$279.2	$23.9	$(12.3)	$712.1
Direct costs, selling, general and administration	340.4	115.8	145.1	—	(6.5)	479.0
Foreign exchange gain	(4.6)	—	—	—	—	(4.6)
Share-based compensation expense	6.6	5.9	7.4	—	—	14.0
Equity in earnings from joint ventures	—	(0.1)	(0.1)	—	—	(0.1)
Other expense	13.0	2.8	3.5	—	(14.9)	1.6

Earnings before interest, income taxes, depreciation and amortization	$65.9	$98.5	$123.3	$23.9	$9.1	$222.2

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

14.	Subsequent events (continued):

(a)	Acquisition of DigitalGlobe (continued):

Unaudited limited pro forma financial information (continued):

($ millions)	Maxar	DigitalGlobe
	IFRS	US GAAP	US GAAP	IFRS	Pro Forma	Pro Forma
	CAD	USD	CAD	Adjustments	Adjustments	Combined
Nine months ended				CAD	CAD	CAD
September 30, 2017				(Note 1)	(Note 2)
Revenue	$1,419.3	$658.3	$860.2	$74.9	$(39.4)	$2,315.0
Direct costs, selling, general and administration	1,165.9	339.6	443.6	—	(17.1)	1,592.4
Foreign exchange gain	(17.6)	—	—	—	—	(17.6)
Share-based compensation expense	15.6	18.2	23.8	—	—	39.4
Loss from early extinguishment of debt	—	0.5	0.7	—	—	0.7
Equity in earnings from joint ventures	—	(0.9)	(1.2)	—	—	(1.2)
Other expense	60.2	15.4	20.3	—	(57.6)	22.9

Earnings before interest, income taxes, depreciation and amortization	$195.2	$285.5	$373.0	$74.9	$35.3	$678.4

Notes to unaudited limited pro forma financial information:

Note 1: Adjustment to IFRS from US GAAP:

(i)	Under its application of IFRS, the Company imputes interest on advance payments received from customers that contain a financing element and classifies such amounts as a component of revenue. DigitalGlobe has not historically recognized a financing element as there is no requirement to do so under US GAAP. The Company determines the interest rate to be applied to the advance payments based on the Company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in the circumstances. The effect of conforming DigitalGlobe’s accounting policy for imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. When the products and services are delivered, deferred revenue and revenue are adjusted based on the delivery of the respective goods and services. The effect of the resulting change in accounting for the financing element on advance customer payments was to increase revenue by $21.2 million (U.S.$17.0 million) and $66.6 million (U.S.$50.9 million) for the three and nine months ended September 30, 2017, respectively.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and nine months ended September 30, 2017 and 2016

14.	Subsequent events (continued):

(a)	Acquisition of DigitalGlobe (continued):

Notes to unaudited limited pro forma financial information (continued):

Note 1: Adjustment to IFRS from US GAAP (continued):

(ii)	Under IFRS, the Company treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract under US GAAP. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized, accordingly revenue was increased by $2.7 million (U.S.$2.1 million ) and $8.3 million (U.S.$6.4 million) for the three and nine months ended September 30, 2017, respectively, as a result of conforming this accounting policy.

Note 2: Pro Forma Adjustments:

(i)	Revenue has been adjusted to reflect management’s preliminary estimate of the impact during the pro forma period of the fair value of DigitalGlobe’s deferred revenue.

(ii)	Revenue and direct costs, selling, general and administrative expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

Foreign exchange translation:

The following exchange rates were used in translating DigitalGlobe’s amounts into Canadian dollars for purposes of the unaudited limited pro forma financial information above:

Three months ended September 30, 2017	Average Rate	$1	Canadian	=	U.S.
$0.7985
Nine months ended September 30, 2017	Average Rate	$1	Canadian	=	U.S.
$0.7659

(b)	Quarterly dividend:

On November 2, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.